Mail Stop 3561

      	October 7, 2005


Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
435 Hudson Street
New York, New York  10014

      Re:	dELiA*s, Inc.
      Registration Statement on Form S-1
      Filed September 7, 2005
      File No. 333-128153

Dear Mr. Bernard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management`s belief, industry data, reports/articles, or any other source. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

* "We are...targeting the approximately 33 million consumers between the ages of 12 and 19, a demographic that is among the fastest growing in the United States." Our Company, page 11.

* "We operate three brands - dELiA*s, Alloy and CCS - each of which are well-established, differentiated, lifestyle brands."
Overview,
page 88.

* "We have established a market niche as a leading direct
marketing
company targeting teenagers...."  Our Business Strategy, page 90.

We may have further comments once we examine your revisions.

Outside Front Cover Page of Prospectus
2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
3. Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.
4. Please clarify on the cover page that there is no guarantee that
MLF Investments, LLC will purchase the common stock that is subject to the backstop agreement.

Table of Contents, page i
5. The forepart of your document should consist of the cover page, summary, and risk factors. Please move the paragraphs beneath the table of contents to a more appropriate location in the prospectus.

Questions and Answers about the Spinoff and Rights Offering, page
1
6. We note that counsel has indicated that the spin off "should be" tax free. It is unclear why counsel is unable to opine that the spin off will be tax free. Please revise the disclosure to specify why uncertainty exists, or file an opinion of counsel and revise the related disclosure to indicate that the spin off will be tax free. Prospectus Summary, page 11
7. Please remove the second paragraph of your Prospectus Summary section. All defined entities should be clear from their context.
8. The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in other sections of your document. For example, you should remove the discussion of your direct marketing properties, your accomplishments and your business strategy. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.
9. Please revise your document to discuss your business operations without relying on the use of jargon. Specifically, please eliminate jargon entirely in your summary, and avoid using jargon in other sections unless you explain its meaning in a clear and concise manner. For example, we note in your Prospectus Summary section descriptions and phrases, including "brand name merchandise at a more affordable price point, while permitting improved gross profit margins," "[w]e generated synergies and eliminated operational duplication by consolidating dELiA*s`, Alloy`s and CCS` operations, which has enabled us to leverage a common infrastructure for our three core brands," and "[w]e currently plan to continue to expand and leverage our databases via cross-catalog title marketing, customer file response modeling and improving our email marketing program, which we believe should drive profitable revenue growth in our direct marketing businesses." As another example in your Our Business section, we note these descriptions and phrases, "expand and leverage our databases via cross catalog title marketing," "minimize our exposure to trend risk and facilitate speed to market and product assortment flexibility," and "maximize profitability with a continuing testing and monitoring program aimed at creating an optimum contact/promotional strategy across communication channels."

Our Company, page 11
10. In this subsection and in your Our Business Strategy subsection, you state that you have a comprehensive database regarding approximately 14 million persons who have either purchased merchandise or requested catalogs from you. Also, you state that there may be duplication of names contained in the databases, because the information is collected separately by brand. Please disclose the number of persons you believe to be duplicative in your database.



Risk Factors That May Affect Future Results, page 25
11. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release
No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

* "Our future profitability is uncertain."

* "Closing stores or curtailing certain operations could result in significant impairments and costs to us."

* "Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States and world economies and may adversely affect our business."

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second full risk factor on page 33 and the first full risk factor on page 41. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 25, the last risk factor on page 27, and the last risk factor on page 40. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

You Should Not Rely on Forward-Looking Statements . . ., page 44
12. Because this document relates to your initial public offering, you may not refer to Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Please remove the references to those sections and make corresponding changes on page 87.

Information Technology and Intellectual Property Agreements, page
54
13. Please disclose the length of time that you will enter into these agreements. Specifically, please disclose whether these agreements will be temporary, lasting only until you are able to enter into your own agreements with professional service providers, or whether you intend the agreements to be indefinite.
14. You state that you will receive certain percentages of the revenue that Alloy, Inc. will receive from the catalog advertisement pages and sampling inventory slots you will make available to Alloy,
Inc. for free. Please disclose how you will determine the revenue Alloy, Inc. will collect from these activities.

OCM Call Center Agreement, page 55
15. Please tell us whether the terms of this agreement are similar to terms that you would have entered into with an unaffiliated third party.

Use of Proceeds, page 67
16. You state that you intend to use a substantial portion of your offering`s $20 million net proceeds to fund your retail store expansion. Please furnish a brief outline of your retail store expansion program. See Item 504 of Regulation S-K.

Capitalization, page 69
17. Please be advised that you should only present the application of proceeds from your rights offering if exercise is likely in view of the current market price.
18. Since you believe, based on footnote 14 on page F-28, that the charges and allocations included in your financial statements for services from Alloy, Inc. are not indicative of the amounts that would be recorded on a stand-alone basis, please provide pro-forma information that reflects your operations and financial position as an autonomous entity. See Article 11 of Regulation S-X and SAB Topic
1B2.

Management`s Discussion and Analysis of Financial Condition and Results..., page 72
19. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain its current level or to increase or decrease. Please discuss any key performance indicators that are used to manage the business and would be material to investors. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

* economic or industry-wide factors relevant to your company, and

* material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Executive Summary and Outlook, page 72
20. Please revise this subsection to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Please discuss your mix of apparel versus non-apparel sales and your focus on reducing the percentage of non-apparel sales, the reasons for closing certain outlet stores, your expectations regarding catalog response rates and your expectations regarding revenues to be received under the JLP Daisy licensing agreement. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
21. Please provide a more detailed discussion of the expansion and development of your retail specialty store segment and your possible brand extensions, and please discuss why you believe this strategy has positioned you to deliver profitable growth in the future.

Results of Operations and Financial Condition, page 75
22. This section explains the types of expenses that are included in each operating expense category. However, the dollar amounts mostly repeat information that is available from the face of the income statement. Please expand this information to explain the reasons for period-to-period changes. For example, please discuss the reason that, as you state in your Retail Store Revenues subsection, comparable retail store sales increased by 1.4% in fiscal 2004.
23. Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future.
24. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in direct marketing revenues for the three months ended April 30, 2005 is due to increased demand generated per book, please expand your explanations to describe how you achieved the increased demand. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
25. Please present and discuss gross profit as a percentage of segment revenues.

Our Business, page 88
26. Please provide the form of your organization and any other material disclosure regarding the general development of your business over the last five years as required by Item 101(a) of Regulation S-K.

Business Strength, page 88

dELiA*s, page 88
27. Please disclose how you are able to focus your marketing on teenage girls who are juniors in high school.

CCS, page 89
28. You state that you "promote" CCS as "The World`s Largest
Skateboard Shop." Please disclose whether CCS is actually the world`s largest skateboard shop, and discuss the basis for that conclusion.

Experienced Management Team, page 90
29. You state that since your current management team assumed responsibility for your brands in October 2003, you believe you have increased the level of brand awareness for your three core brands and improved your financial results. Please provide quantifiable support for this statement.

Our Business Strategy, page 90
30. Please discuss the five key elements of your business strategy in greater detail. For example, in your first element, Maintain Our Competitive Position In Direct Marketing, please explain how you plan to maintain a strong competitive position. As another example, in your Improve Store Metrics element, please disclose how you plan to improve field management and increase your focus on the selling culture.




Revenue Segments, page 91
31. Please disclose whether you believe alternate sources of merchandise for both your revenue segments are available at comparable prices should you change your suppliers. Further, please discuss any other factors that may disrupt the availability of your products, and your alternatives should a disruption occur. See Item
101(c)(1)(iii) of Regulation S-K.

Direct Marketing Segment, page 91

Direct Marketing Strategy, page 91
32. We note your attempt to bring your products to market quickly by using domestic suppliers and your attempt to limit initial merchandise orders to reduce your risk of excess inventory. In this regard, please discuss industry practices in handling working capital items and disclose how you compare with others in your industry in carrying the proper amount of inventory and assure yourself of a continuous allotment of goods from your suppliers. Also, please discuss how your policies regarding your customers` rights to return merchandise compare with industry practice. Further, please describe the possible trade-offs and potential problems of utilizing your supply practices. See Item 101(c)(1)(vi) of Regulation S-K.
33. In the last paragraph of this subsection, on page 92, you state that your suppliers often grant you online and catalog exclusivity for the products you develop and select. Please discuss how your suppliers grant you this type of exclusivity.

Existing Stores, page 94
34. You state that you will close and replace underperforming stores as opportunities arise. As of the most recent practicable date, please disclose your definition of and criteria for evaluating an "underperforming" store, how many of your stores are underperforming and which you have closed or will close, and when these closings will occur.

Competition, page 96
35. Please disclose your catalog competitors as you do your retail store competitors.
36. You state that you compete in retail store sales with companies of various sizes and scales, many of which are significantly larger and have greater resources than you. Further, you list companies with whom you compete directly. Please disclose your competitive position relative to these companies. If you are significantly smaller than these companies, please disclose competitors that are similar to your size. You list your competitive advantages over other companies. In addition, please state the negative factors pertaining to your competitive practices. See Item 101(c)(1)(x) of
Regulation S-K.

Management, page 102
37. Please describe the business experience of Matthew L. Feshbach for the past five years without any gaps or ambiguities. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 113
38. In your second and third paragraphs on page 116, you discuss your registration rights agreement with MLF Investments, LLC. Also, in The Private Placement section on page 56, you state that you have a registration rights agreement with Robert E. Bernard, Walter Killough, David Desjardins, Cathy McNeal, and Andrew L. Firestone, each of whom will be your executives. Please provide this disclosure in your Certain Relationships and Related Party Transactions section.
39. In this section, please disclose the relationship between Matthew
L. Feshbach, your chairman, and MLF Offshore Portfolio Company, LP, which owns 16.06% of your common stock.

Principal Stockholders, page 117
40. Please furnish the information regarding your principal stockholders as of the most recent practicable date. See Item 403(a)
of Regulation S-K.
41. Please identify the natural person or persons or public company that has the ultimate voting or investment control over the shares of
Fletcher Asset Management, Inc., Kern Capital Management, LLC, and MLF Offshore Portfolio Company, LP and related entities that are listed in your table.

Certain United States Federal Income Tax Considerations, page 126
42. Please file a tax opinion as an exhibit because the tax consequences of this transaction are material to investors. See Item
601(b)(8) of Regulation S-K. We may have further comments once we review the opinion. Also, the disclosure in this section should not assume that the spin off will be treated as tax free and then list the resulting tax effects to investors. Instead, you should include counsel`s opinion that the spin off will be tax free and then identify the effects to investors.


Financial Statements, page F-1
43. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.
44. We note that your reported amounts for total assets and operating loss/income differs from the amounts reported in the segment note to
Alloy, Inc.`s Form 10-K for the year ended January 31, 2005. Please provide a reconciliation as of and for the year ended January 31, 2005 for total assets and operating loss/income as reported in the segment disclosure of Alloy, Inc.`s Form 10-K for the year ended January 31, 2005, to the amounts reported on your balance sheet and consolidated statements of operations. Please list the allocated expenses and revenues that are disclosed on page F-28 as a separate reconciling item.

14. Related Party Transactions, page F-28
45. For all services-related costs incurred by Alloy, Inc. that were not specifically identified to your operations, please describe the allocation method used to allocate these common expenses. See SAB Topic 1B1.
46. For each year an income statement is provided, please disclose your estimate of what your expenses would have been on a stand alone basis. See SAB Topic 1B1.

15. Commitments and Contingencies, page F-30

Litigation, page F-32
47. To the extent it is reasonably possible that you will incur losses related to your alleged failure to collect and remit sales tax in Illinois and/or any other state, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses. Alternatively, if no losses are believed to be reasonably possible, please state this in your disclosure. See also the guidance provided in SAB Topic 5:Y and SOP
96-1.

Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1
48. For the private placement you described in this section, please indicate the section of the Securities Act or the rule under which you are claiming exemption from registration, and please state briefly the facts that you relied upon for the exemption. See Item
701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-2
49. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Item 17. Undertakings, page II-4
50. Please provide the entire text of the undertaking in Item
512(a)(1)(ii) of Regulation S-K.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard M. Graf, Esq.
	Katten Muchin Rosenman LLP
	Via Fax: (202) 339-6058

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Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
October 7, 2005
Page 1